UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3157

INTERNATIONAL PAPER COMPANY
HOURLY SAVINGS PLAN
(Full title of the plan)
INTERNATIONAL PAPER COMPANY
6400 Poplar Avenue
Memphis, TN 38197
Telephone: (901) 419-9000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

1

TABLE OF CONTENTS

NOTE:
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23	Consent of Independent Registered Public Accounting Firm

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
International Paper Company
Hourly Savings Plan

We have audited the accompanying statements of net assets available for benefits of the International Paper Company Hourly Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Memphis, Tennessee
June 23, 2015

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013
(Amounts in thousands)

	2014	2013
ASSETS:
Investments, at fair value — Plan interest in Master Trust —
Participant-directed investments	$1,338,663	$1,349,247
Receivables:
Notes receivable from participants	82,120	82,354
Participants’ contributions	1,999	1,936
Employer’s contributions	727	715
Tex-Corr plan participant balances	572	—
Total receivables	85,418	85,005
LIABILITIES:
Accrued expenses	432	229
Total liabilities	432	229
NET ASSETS AVAILABLE FOR BENEFITS, at fair value	1,423,649	1,434,023
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(10,182)	(6,498)
NET ASSETS AVAILABLE FOR BENEFITS	$1,413,467	$1,427,525
See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2014 AND 2013
(Amounts in thousands)

	2014	2013
ADDITIONS:
Contributions:
Participants’ contributions	$74,259	$76,129
Employer’s contributions	34,614	35,697
Total contributions	108,873	111,826
Investment income — Plan interest in Master Trust	81,096	162,022
Interest income on notes receivable from participants	3,480	3,404
Total additions	193,449	277,252
DEDUCTIONS:
Benefits paid to participants	185,781	135,210
Net transfers to other plans (Note 8)	20,253	6,372
Administrative expenses	1,473	1,431
Total deductions	207,507	143,013
NET (DECREASE) INCREASE	(14,058)	134,239
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,427,525	1,293,286
End of year	$1,413,467	$1,427,525
See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the International Paper Company Hourly Savings Plan (the “Plan”) provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan’s summary plan description for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan providing retirement benefits to certain designated groups of hourly-paid employees of International Paper Company and its subsidiaries (the “Company”) who work in the United States, or who are United States citizens or residents working outside the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The assets of the Plan are held by State Street Bank and Trust Company (the “Trustee” or “State Street”) in the International Paper Company Defined Contribution Plans Master Trust (the “Master Trust”), a master trust established by the Company and administered by the Trustee.
Empower Retirement (the “Recordkeeper”) is the recordkeeper for the Plan. J.P. Morgan Retirement Plan Services, the prior recordkeeper, was acquired by Great-West Life & Annuity Insurance Company ("Great-West") in 2014. Empower Retirement is a division of Great-West.
Eligibility to Participate—An employee is generally eligible to participate in the Plan upon the completion of one month of continuous service if the employee is an hourly employee at a designated location and is employed on a non-temporary basis. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation.
Participant Contributions—Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions, or in any combination, and are subject to certain Internal Revenue Code (the “Code”) limitations. The maximum rate of participant contributions is 85% of annual compensation as defined by the Plan. Employees who are automatically enrolled contribute at the rate of 6% at paper mills and 4% of compensation for all others, unless they elect an alternate contribution percentage.
Company Matching Contributions—Generally the Company matches 50% of participants’ contributions up to either 4%, 5% or 6% of a participant’s annual compensation, subject to certain limitations.
Retirement Savings Account— The Company makes a Retirement Savings Account (“RSA”) contribution based on compensation for employees at designated locations.
Rollover Contributions—The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus, and savings plans or traditional individual retirement accounts.
Investments—Participants direct the investment of their contributions, company matching and RSA contributions into various investment options offered by the Plan. The Plan currently offers several diversified portfolios and pooled funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window, and the Company’s common stock as investment options for participants. Company matching contributions are invested in accordance with the participant’s investment direction applicable to participant contributions. Contributions of participants who are automatically enrolled, and the Company matching contribution, are invested in the Tier 1 Smartmix Moderate Fund unless the participant makes alternate investment elections.
Effective April 30, 2014, the Plan added the Stock Index Fund investment option which invests primarily in large capitalization domestic equities.
As of January 28, 2014, the Company entered into an Agreement and Plan of Merger relating to the spinoff of the xpedx division of the Company (the “xpedx Spinoff”). As a result of the xpedx Spinoff, a new publicly-traded company Veritiv Corporation (“Veritiv”) was formed. Shareholders of IP common stock at the close of trading on July 1, 2014 were allocated shares of Veritiv common stock. The Veritiv Stock Fund was established for the sole purpose of holding such Veritiv shares until affected participants decided to liquidate the ownership interests allocated to them, within the limited period of time specified by the Plan. The Veritiv Stock Fund remained open for trading until December 10, 2014, when any remaining interests not already sold by participants were liquidated by January 13, 2015. The proceeds of the liquidation were allocated to each affected participant’s account based on the participant’s investment elections then on file for receipt of future contributions.

ESOP Portion of the Plan—The Company Stock Fund, excluding contributions made in the current Plan year, is designated as an employee stock ownership plan (“ESOP”). With respect to dividends paid on shares of Company stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Company stock.
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company matching contributions, RSA contributions, and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting—Participants are immediately vested in their participant contributions and rollover contributions, plus earnings thereon. Participants become 100% vested in Company matching contributions, RSA contributions, and Company fixed contributions, plus earnings thereon, after three years of service.
Participants also are fully vested in their Company contribution accounts, plus earnings thereon, upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure or sale of an employee’s work facility. Forfeited balances of terminated participants are used to reduce future Company contributions.
Notes Receivable from Participants—Participants, including participants who are no longer employed by the Company, may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant’s contributions, rollover accounts, and the vested portion of a participant’s Company contributions account, less any restricted portions of such accounts, or (2) $50,000 reduced by the excess of the participant’s largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made.
Loans are repaid through payroll deduction, beginning as soon as administratively practicable after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence, in which case the maximum repayment period is 10 years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the Plan administrator based on the prime interest rate as published in The Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 4.25% to 10.50% at December 31, 2014 and 2013. For participants who are no longer employed by the Company, loans are repaid by direct payments to the Plan.
A loan initiation fee of $50 is charged to the participant’s account for each new loan requested.
Withdrawals—A participant may make a general withdrawal in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24 months with a 3-month suspension penalty period during which no Company matching contributions are made; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.
If the total amount available to a participant for a general withdrawal is insufficient to meet his financial needs, a participant who has not attained age 59-1/2 may apply for a hardship withdrawal of vested Company matching contributions and earnings thereon, before-tax contributions and pre-1989 earnings on before-tax contributions.
To demonstrate the necessity for a hardship withdrawal, a participant’s contributions to the Plan are suspended for six months. As an alternative method of demonstrating necessity, a participant may file a certification of financial hardship.
Participants who have attained age 59-1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.
Payment of Benefits—Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant’s account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash, or in a combination of shares and cash, as selected by the participant.
Upon termination of employment, a participant may elect a distribution in a lump-sum payment, partial lump-sum payment or through installments over 5 to 20 years. Beginning January 1, 2011, the maximum installment period for new elections is limited to the maximum life expectancy of the participant or the joint life expectancy of the participant and their beneficiary.
The Plan requires an automatic lump-sum distribution to a terminated participant whose account balance is $5,000 or less. An automatic lump-sum distribution in excess of $1,000 is automatically distributed to a rollover Individual Retirement Account (IRA) unless the participant timely elects another form of distribution.
Death benefits to a beneficiary are paid in either a lump-sum payment within five years of the participant’s death or in installment payments commencing within one year of the participant’s death, as elected by the beneficiary. If the beneficiary is the participant’s spouse, the beneficiary may elect to defer the distribution to the date the participant would have been age 70-1/2.
Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan’s summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan’s provisions.
Administrative Expenses—All administrative fees and expenses (except loan and Qualified Domestic Relations Order "QDRO" initiation fees) are charged to the Plan. The Recordkeeper nets the Master Trust administrative expenses of each plan with the investment income or loss of the Master Trust. Plan level expenses are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.
Forfeited Accounts—On December 31, 2014 and 2013, forfeited non-vested accounts totaled $12,200 and $8,400, respectively. During the years ended December 31, 2014 and 2013, employer contributions were reduced by approximately $803,000 and $733,000, respectively, from forfeited non-vested accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition—The Plan’s interest in the Master Trust is stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If available, quoted market prices are used to value investments. The fair value of benefit-responsive contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Pooled accounts are valued at the net asset value of units held by the Plan at year end. Shares of the open brokerage window and the Company’s common stock are valued at quoted market prices as of the measurement date.
In accordance with GAAP, the statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value (Note 3). The statements of changes in net assets available for benefits are presented on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Master Trust for investments in Master Trust investment accounts and the open brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value for such investments.
Risks and Uncertainties—The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits—Benefit payments to participants are recorded upon distribution.
Excess Contributions Payable—The Plan is required to return contributions to participants in the event certain nondiscrimination tests defined under the Code are not satisfied. For the years ended December 31, 2014 and 2013, the Plan passed the nondiscrimination tests, and no contributions were refundable.
Derivatives—Investments include various derivative instruments, such as swaps, options, forwards and futures, that are employed as asset class substitutes, or for bona fide hedging or other appropriate risk management purposes, to achieve investment objectives in an efficient and cost-effective manner as follows:

•	Market Exposure — To gain exposure to a particular market or alter asset class exposures (e.g., tactical asset allocation) quickly and at low cost.

•
To alter the risk/return characteristics of certain investments. For example, in fixed income accounts, derivatives may be used to alter the duration of the investment portfolio. Investment managers are also permitted to use derivatives to enhance returns by selecting instruments that will perform better than underlying securities under certain scenarios.

•	Foreign Currency Exposure Management — Investment managers may use derivatives, such as currency forwards, in order to manage foreign currency exposures.
The extent to which investment managers are permitted to use derivatives (and the manner in which they are used) is specified within investment manager investment guidelines. Derivative exposure is monitored regularly to ensure that derivatives are used in a prudent and risk-controlled fashion.
Derivative instruments and hedging activities were immaterial for the years ended December 31, 2014 and 2013.
Securities Lending—International Paper Company has, via a Securities Lending Authorization Agreement with State Street, authorized State Street to lend its securities to broker-dealers and banks pursuant to a form of loan agreement.
During 2014 and 2013, State Street lent, on behalf of International Paper, certain securities held by State Street as custodian and received cash, securities issued or guaranteed by the United States government, and irrevocable letters of credit as collateral. State Street did not have the ability to pledge or sell collateral securities absent a borrower default. Borrowers were required to deliver collateral for each loan equal to (i) in the case of loaned securities denominated in United States dollars or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (ii) in the case of loaned securities not denominated in United States dollars or whose primary trading market was not located in the United States, 105% of the market value of the loaned securities.
State Street had indemnified International Paper by agreeing to purchase replacement securities, or return the cash collateral in the event a borrower failed to return a loaned security or pay distributions thereon. There were no losses during 2014 or 2013 resulting from a default of the borrowers.
The cash collateral received on loans is invested, together with the cash collateral of other qualified tax-exempt plan lenders in a collective investment pool called the Quality D Short-Term Investment Fund. As of December 31, 2014, the Quality D Short-Term Investment Fund had an average duration of 102 days and an average weighted final maturity of 36 days. As of December 31, 2013, such investment pool had an average duration of 91 days and an average weighted final maturity of 40 days.
Recent Accounting Pronouncements—In December 2011 and January 2013, the Financial Accounting Standards Board ("FASB") issued guidance requiring expanded disclosures, including both gross and net information for derivatives, repurchase and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in the reporting entity's financial statements or those that are subject to an enforceable master netting arrangement or similar agreement. The Plan adopted the new guidance in 2013. The new guidance affects disclosures only and therefore had no impact on the statements of net assets and changes therein.
In May 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), Fair Value Measurement (Topic 820).  ASU 2015-07 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU impacts reporting entities that measure an investment’s fair value using the net asset value per share (or an equivalent) practical expedient. The amendments in ASU No. 2015-07 eliminate the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make specific disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed.  Instead, such disclosures are restricted only to investments that the entity has decided to measure using the practical expedient. The new guidance is effective for public entities reporting periods beginning after December 15, 2015 and early adoption is permitted and will be applied retrospectively.  The Plan did not early adopt this guidance as of year-end and is in the process of assessing the impact on the disclosures to the financial statements.

NOTE 3 - MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.
The Master Trust is subject to master netting agreements, or netting arrangements, with certain counterparties. These agreements govern the terms of certain transactions, and reduce the counterparty risk associated with relevant transactions by specifying offsetting mechanisms and collateral posting arrangements at pre-arranged exposure levels. Since different types of transactions have different mechanics and are sometimes traded out of different legal entities of a particular counterparty organization, each type of transaction may be covered by a different master netting arrangement possibly resulting in the need for multiple agreements with a single counterparty. Master netting agreements are specific to each different asset type; therefore, they allow the Master Trust to net its total exposure to a specified counterparty and settle it through a single payment, in a single currency in the event of a default with respect to any and all the transactions governed under a single agreement with the counterparty. Transactions subject to master netting arrangements include securities lending, interest rate swaps, futures, and options. Assets and liabilities for securities lending agreements are presented separately within Note 3. Any amounts offset within the Master Trust as of December 31, 2014 and 2013 were immaterial.

The net assets of the Master Trust at December 31, 2014 and 2013, are summarized as follows (in thousands):

	2014	2013
Master Trust net assets:
At fair value:
Company Stock Fund Master Trust Investment Account	$461,047	$562,831
Stock Index Fund Master Trust Investment Account	62,969	—
Veritiv Stock Fund Master Trust Investment Account	6,588	—
RIC Master Trust Investment Account:
Conservative Smartmix Fund	149,827	156,493
Moderate Smartmix Fund	665,820	679,073
Aggressive Smartmix Fund	350,203	380,555
Cash	397	1,740
Total RIC Master Trust Investment Account	1,166,247	1,217,861
Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool (securities on loan $9,010 in 2014 and $12,240 in 2013)	188,564	179,838
Emerging Market Fixed Income Pool	38,960	49,058
Emerging Market Equity Pool	80,507	105,932
High Yield Bond Pool (securities on loan $9,624 in 2014 and $7,060 in 2013)	57,684	70,577
Non-U.S. Developed Equity Pool (securities on loan $8,435 in 2014 and $10,441 in 2013)	172,567	204,675
U.S. Small Cap Pool (securities on loan $31,153 in 2014 and $29,639 in 2013)	191,162	250,607
U.S. Mid Cap Pool (securities on loan $8,352 in 2014 and $6,432 in 2013)	191,883	227,811
U.S. Large Cap Pool (securities on loan $5,930 in 2014 and $4,017 in 2013)	854,378	905,376
Total Commingled Investment Group Trust Master Trust Investment Accounts	1,775,705	1,993,874
Open Brokerage Window:
Corporate Bonds	202	291
Equities	57,119	68,057
Mutual Funds	31,401	34,278
Cash and cash equivalents	15,718	19,975
Total Open Brokerage Window	104,440	122,601
Stable Value Fund Master Trust Investment Account	1,434,105	1,646,669
Total investments, fair value	5,011,101	5,543,836
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(30,335)	(19,877)
Total assets, contract value	4,980,766	5,523,959
Collateral Held	74,455	71,728
Total Master Trust assets	5,055,221	5,595,687
Liability to return collateral held under securities lending agreements	74,455	71,728
Total liabilities	74,455	71,728
Total Master Trust net assets	$4,980,766	$5,523,959
Plan interest in the Master Trust, at fair value	$1,338,663	$1,349,247
Plan interest in the Master Trust as a percentage of total	27%	24%

The net investment income (loss) of the Master Trust for the years ended December 31, 2014 and 2013, is summarized below (in thousands):

	2014	2013
Master Trust investment income (loss):
Net appreciation (depreciation) of investments at fair value:
Company Stock Fund Master Trust Investment Account	$57,818	$120,004
Stock Index Fund Master Trust Investment Account	3,604	—
Veritiv Stock Fund Master Trust Investment Account	2,046	—
RIC Master Trust Investment Account:
Conservative Smartmix Fund	8,222	9,945
Moderate Smartmix Fund	48,142	91,740
Aggressive Smartmix Fund	26,586	70,882
Commingled Investment Group Trust Master Trust Investment Accounts:
U.S. Fixed Income Bond Pool (securities on loan $30 in 2014 and $32 in 2013)	11,847	(4,160)
Emerging Market Fixed Income Pool	2,492	(2,649)
Emerging Market Equity Pool	(620)	(2,228)
High Yield Bond Pool (securities on loan $33 in 2014 and $44 in 2013)	2,105	4,273
Non-U.S. Developed Equity Pool (securities on loan $106 in 2014 and $118 in 2013)	(7,655)	38,157
U.S. Small Cap Pool (securities on loan $525 in 2014 and $373 in 2013)	4,894	71,016
U.S. Mid Cap Pool (securities on loan $31 in 2014 and $52 in 2013)	18,034	57,977
U.S. Large Cap Pool (securities on loan $46 in 2014 and $58 in 2013)	109,408	239,247
Open Brokerage Window:
Corporate Bonds	18	3
Equities	1,665	11,604
Government Securities	—	12
Mutual Funds	1,710	4,589
Partnerships	—	114
Net depreciation of investments at contract value -
Stable Value Fund Master Trust Investment Account	(1,784)	(5,706)
Total net appreciation	288,532	704,820
Interest and dividends:
Company Stock Fund Master Trust Investment Account	15,026	15,512
RIC Master Trust Investment Account:
Conservative Smartmix Fund	27	31
Moderate Smartmix Fund	70	56
Aggressive Smartmix Fund	38	38
Stable Value Fund Master Trust Investment Account	31,060	35,547
Total interest and dividends	46,221	51,184
Total Master Trust investment income	$334,753	$756,004
Investment income — Plan interest in Master Trust	$81,096	$162,022

NOTE 4 - FAIR VALUE MEAUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013. The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.
The fair values listed below exclude a net payable of $51,326,000 related to un-invested cash, receivables, and payables that are included in the Master Trust assets at December 31, 2014 totaling $5,011,101,000 reflected in Note 3.
Master Trust Assets
Fair Value Measurements as of December 31, 2014 (in thousands)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities - domestic	$680,856	$597,573	$2	$1,278,431
Equities - international	244,917	80,724	—	325,641
Corporate bonds	—	122,632	—	122,632
Government securities	—	110,145	—	110,145
Mortgage backed securities	—	24,780	3	24,783
Mutual funds		31,677	19	31,696
Derivatives	—	22,870	(215)	22,655
Cash and cash equivalents	36,495	20,176	—	56,671
Common stock of International Paper	458,383	—	—	458,383
Smartmix	35,466	1,076,576	47,173	1,159,215
Stable Value	27,768	1,358,835	85,572	1,472,175
Total Master Trust investments	$1,483,885	$3,445,988	$132,554	$5,062,427

The fair values listed below exclude a net payable of $59,717,000 related to un-invested cash, receivables, and payables that are included in the Master Trust assets at December 31, 2013 totaling $5,543,836,000 reflected in Note 3.
Master Trust Assets
Fair Value Measurements as of December 31, 2013 (in thousands)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$43	$31,704	$—	$31,747
Common collective funds	—	104,390	—	104,390
Common stock of International Paper	559,170	—	—	559,170
Corporate bonds	—	129,566	—	129,566
Derivatives	—	5,921	159	6,080
Domestic equities	833,879	622,183	—	1,456,062
Government securities	—	120,272	—	120,272
International equities	245,155	28,261	19	273,435
Mortgage backed securities	—	21,324	3	21,327
Smartmix	—	1,217,210	—	1,217,210
Stable Value	—	1,594,878	89,416	1,684,294
Total Master Trust investments	$1,638,247	$3,875,709	$89,597	$5,603,553

Transfers Between Levels—The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2014 and 2013, there were no significant transfers between levels.
Changes to Fair Value of Level 3 Assets and Related Gains and Losses—The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31, 2014 and 2013.

Level 3 Master Trust Assets (in thousands)

	Equities - Domestic	Intl Equities	Mortgage Backed Securities	Mutual Funds	Derivatives	Smartmix	Stable Value	Total
Beginning balance January 1, 2014	$—	$16	$—	$—	$165	$—	$89,416	$89,597
Realized gains	4	(6)	3	19	(100)	1,770	(76)	1,614
Unrealized gains (losses)	(1)	1	—	—	167	(2,549)	26	(2,356)
Purchases	—	3	—	—	12,851	—	11,957	24,811
Sales	(1)	(14)	—	—	(13,348)	(7,600)	(15,921)	(36,884)
Issuances	—	—	—	—	—	—	—	—
Settlements	—	—	—	—	—	—	—	—
Transfers into (out of) Level 3	—	—	—	—	50	55,552	170	55,772
Ending balance December 31, 2014	$2	$—	$3	$19	$(215)	$47,173	$85,572	$132,554

Level 3 Master Trust Assets (in thousands)

	Derivatives	International Equities	Stable Value	Total
Beginning balance January 1, 2013	$(160)	$9	$40,630	$40,479
Realized gains (losses)	26	8	431	465
Unrealized gains (losses)	13	(13)	—	—
Purchases	23,240	17	110,862	134,119
Sales	(22,957)	(5)	(62,507)	(85,469)
Issuances	—	—	—	—
Settlements	—	—	—	—
Transfers into (out of) Level 3	3	—	—	3
Ending balance December 31, 2013	$165	$16	$89,416	$89,597

Asset Valuation Techniques—Equity securities, including the common stock of International Paper, consist primarily of publicly traded U.S. companies and international companies. Publicly traded equities are valued at the closing prices reported in the active market in which the individual securities are traded. Cash equivalents held are primarily short-term money market commingled funds that are valued at cost plus accrued interest which approximates fair value.
Fixed income investments consist of mortgage-backed securities, corporate bonds, government securities, and common collective funds. Mortgage backed security holdings consist primarily of agency-rated holdings. The fair value estimates for mortgage securities are calculated by third-party pricing sources chosen by the custodian’s price matrix. Corporate bonds are valued using either the yields currently available on comparable securities of issuers with similar credit ratings or using a discounted cash flows approach that utilizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Government securities are valued by third-party pricing sources. Common collective funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.
Derivative investments such as futures, forward contracts and options are generally valued by the investment managers using model-based pricing methods, or in certain instances, by third party pricing sources.
Smartmix funds are multi-asset class commingled trust funds valued at the net asset value per share multiplied by the number of shares held as of the measurement date.
Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements— The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure fair value of those financial instruments, and the significant unobservable inputs and the ranges or values for those inputs at December 31, 2014 and 2013 respectively.
Significant Unobservable Inputs Used in Level 3 Fair Value Measurements as of December 31, 2014 (in thousands)

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Real estate	$54,153	Income approach - discounted cash flow	Discount rate	5.75% - 10.00%
			Terminal capitalization rate	4.75% - 8.75%
		Debt service - discounted cash flow	Credit spreads	1.34% - 2.98%
			Loan to value ratio	32.00% - 83.13%
		Sales Comparison	Value per square foot	4.67 - 250.28
		Debt service - land	Credit spreads	1.38%
			Loan to value ratio	47.66%
Guaranteed investment contract	$21,688	Discounted cash flow	Discount rate	0.65% - 0.85%
			Payout date range	2/1/16 - 11/1/16
			Payout percentage range	25% - 100%
Guaranteed investment contract	$18,196	Discounted cash flow	Discount rate	1.28%
			Payout date range	12/29/17
			Payout percentage range	100%
Guaranteed investment contract	$18,170	Discounted cash flow	Discount rate	1.30%
			Payout date range	1/24/18
			Payout percentage range	100%
Guaranteed investment contract	$18,064	Discounted cash flow	Discount rate	0.50% - 0.80%
			Payout date range	7/1/15 - 9/1/16
			Payout percentage range	33% - 100%
Guaranteed investment contract	$10,245	Discounted cash flow	Discount rate	0.63%
			Payout date range	6/22/15 - 12/22/15
			Payout percentage range	50% - 100%

Significant Unobservable Inputs Used in Level 3 Fair Value Measurements as of December 31, 2013 (in thousands)

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Guaranteed investment contract	$20,836	Discounted cash flow	Discount rate	0.78%-1.38%
			Payout date range	2/1/16 - 11/1/16
			Payout percentage range	25%-100%
Guaranteed investment contract	$17,817	Discounted cash flow	Discount rate	1.93%
			Payout date range	12/29/17
			Payout percentage range	100%
Guaranteed investment contract	$17,815	Discounted cash flow	Discount rate	1.93%
			Payout date range	1/24/18
			Payout percentage range	100%
Guaranteed investment contract	$17,722	Discounted cash flow	Discount rate	0.35%-1.38%
			Payout date range	7/1/15-9/1/16
			Payout percentage range	33%-100%
Guaranteed investment contract	$15,150	Discounted cash flow	Discount rate	0.35%-0.78%
			Payout date range	12/22/14-12/22/15
			Payout percentage range	33%-100%

NOTE 5 - INVESTMENT CONTRACTS
The Plan has entered into various benefit-responsive investment contracts (Stable Value Contracts) which are intended to help the Stable Value Fund Master Trust Investment Account (Stable Value Fund) maintain stable principal valuation in most circumstances. Stable Value Contracts are negotiated over-the-counter contracts issued specifically to the Stable Value Fund by banks, insurance companies, and other financial institutions, and typically require the Stable Value Fund to pay periodic fees to the contract’s issuer.
The Stable Value Fund is managed by Goldman Sachs and invests in Stable Value Contracts to help offset price fluctuations. The terms of each Stable Value Contract obligate the contract’s issuer to keep a separate record for the contract’s value, which under most circumstances approximates the value of invested principal plus accrued interest, adjusted for deposits, withdrawals and fees. Participants may ordinarily direct the distribution or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.
Stable Value Contracts are classified as either traditional guaranteed investment contracts (“TGIC”) or synthetic guaranteed investment contracts (“SGIC”). An SGIC differs from a TGIC in that the Plan owns the assets underlying the investment of a SGIC, and the bank, insurance company, or other financial institution issues a contract, referred to as a “wrapper,” that maintains the contract value of the underlying investment for the duration of the SGIC. The underlying investments of the SGIC are stated at their fair value and determined by the trustee or custodian of the assets based on quoted market prices. The fair value of the wrapper contract(s) are estimated using a replacement cost methodology. The Stable Value Contracts are included in the financial statements at fair value and adjusted to contract value as reported to the Plan by the Stable Value Contract issuers.
The Stable Value Fund’s Net Asset Value (NAV) is normally expected to be calculated using the contract value of the Stable Value Contracts, regardless of the fluctuations in the market value of the underlying fixed income portfolios, which is intended to allow the fund to maintain a stable NAV. The terms of each Stable Value Contract provide for certain qualified withdrawals allowed under the Plan, such as exchanges, withdrawals, distributions and benefits to be paid at contract value, although terms vary from contract to contract and certain withdrawals may not be permitted at contract value.
Investing in the Stable Value Fund involves certain risks, however the Stable Value Fund may be subject to additional risks other than those described below. The value of the Stable Value Fund’s investments may fluctuate, sometimes rapidly or unpredictably, due to a number of factors including changes in interest rates or inflation, adverse economic conditions, reduced market liquidity, poor manager performance, or other factors affecting the securities markets. The creditworthiness of the contract issuer or guarantor of fixed income securities or Stable Value Contracts, may deteriorate, or the issuer may default or become unable or unwilling to make timely principal payments, interest payments, or to otherwise honor its obligations, which may impact the Stable Value Fund’s performance or cause a reduction in the Stable Value Fund’s NAV.

There are certain risks associated with investing in Stable Value Contracts. Stable Value Contracts contain terms including events of default and termination provisions, which if triggered could obligate the Stable Value Fund’s managers to alter their investment strategy and wind down the contracts over a period of several years, or could potentially cause loss of coverage under the Stable Value Contract(s). Certain events or conditions, including but not limited to, changes to the Plan’s other investment funds, changes to the rules or administration of the Plan or Stable Value Fund, employer restructuring or layoffs, corporate mergers or divestitures, employer bankruptcy, partial or complete Plan termination, changes in law, accounting procedures or regulatory changes, may result in withdrawals from the Stable Value Contracts being made at market value instead of book value, which could result in a reduction of the Stable Value Fund’s NAV. The Trustee is responsible for determining the Stable Value Fund’s NAV and the amount of any participant’s redemption from the Stable Value Fund.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the Stable Value Fund investments held by the Master Trust was approximately $1.434 billion at December 31, 2014 and $1.647 billion at December 31, 2013, and is included in the Stable Value Fund summary of the net assets of the Master Trust in Note 3. The contract value of the Stable Value Contracts held by the Master Trust was approximately $1.404 billion at December 31, 2014 and $1.627 billion at December 31, 2013. The average yield of the entire Stable Value Fund for the years ended December 31, 2014 and 2013, was 1.47% and 1.65%, respectively. The average yield of the entire Stable Value Fund, adjusted to reflect the actual interest rate credited to participants in the Stable Value Fund, for the years ended December 31, 2014 and 2013, was 1.78% and 1.67%, respectively. This average yield is calculated by dividing the annualized rate credited to participants in the Stable Value Fund by the fair value of all investments in the fund.
In addition to the Stable Value Contracts, the Stable Value Fund includes a short-term investment fund managed by State Street that had an aggregate fair value of approximately $35 million and $78 million at December 31, 2014 and 2013, respectively.

NOTE 6 - RELATED-PARTY TRANSACTIONS
Certain of the Master Trust’s investments are units of Master Trust Investment Accounts managed by the Trustee. State Street is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $1,300,000 and $1,343,000 for the years ended December 31, 2014 and 2013, respectively.
Also included in the Master Trust’s investments are shares of common stock of International Paper Company, the Plan’s sponsor, which qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Plan held 7,003,000 and 7,975,000 units, respectively, of common stock of International Paper Company, the sponsoring employer, with a cost basis of $58,100,000 and $62,100,000, respectively. The Plan recorded dividend income of $2,709,000 and $2,630,000 for the years ended December 31, 2014 and 2013, respectively.

NOTE 7 - INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated April 11, 2014, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the Plan administrator believe that the Plan, as amended from time to time subsequent to the receipt of the IRS determination letter, is currently designed and operated in compliance with the applicable requirements of the Code, and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or an asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to IRS examinations for years prior to 2005.

NOTE 8 - TRANSFERS (TO) FROM OTHER PLANS
The Company also sponsors the International Paper Company Salaried Savings Plan. If employees are transferred from hourly to salaried status or vice versa during the year, their account balances are transferred to the plan in which they are eligible to participate following transfer.
In 2014, the Company acquired Tex-Corr. In connection with the merger of the Tex-Corr Savings Plan into the Plan, eligible participant balances of the Tex-Corr Savings Plan were liquidated effective December 31, 2014.
On July 1, 2014, the xpedx business of the Company was spun off and merged with Unisource to form Veritiv.

The following table summarizes the net transfers (to) from other plans during 2014 and 2013 (in thousands):

	2014	2013
International Paper Company Salaried Savings Plan—net transfers due to changes in employment status	$(8,368)	$(6,372)
Tex-Corr Savings Plan transfer due to acquisition of Tex-Corr	572	—
Spin-off of xpedx business to Veritiv	(12,457)	—
Total net transfers (to) other plans	$(20,253)	$(6,372)

NOTE 9 - PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 10 - RECONCILIATION TO THE FORM 5500
For the years ended December 31, 2014 and 2013, the following is a reconciliation of participant-directed investments per the statements of net assets available for benefits to the Form 5500 (in thousands):

	2014	2013
Net assets available for benefits:
Participant-directed investments, at fair value	$1,338,663	$1,349,247
Fair value to contract value adjustments for fully benefit-responsive investment contracts	(10,182)	(6,498)
Less participant brokerage accounts	(17,533)	(19,241)
Less common stock	(59)	(54)
Value of interest in Master Trust investment accounts per Form 5500, Schedule H, Part I, Line 1c(11)	$1,310,889	$1,323,454
* * * * * *

SUPPLEMENTAL SCHEDULE

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN
EIN: 13-0872805; PLAN 118
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans at interest rates of 4.25% to 10.50%, maturing through December 2024	**	$82,120,258
*	JP Morgan CISC	Participant brokerage accounts - other assets	**	17,533,290
*	International Paper Company	Common stock	**	58,670

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

By:	/s/ Mark M. Azzarello
Mark M. Azzarello, Plan Administrator

Date:	June 23, 2015
Memphis, TN